Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Owens & Minor, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Owens & Minor, Inc. of our reports dated February 26, 2007, with respect to the consolidated balance sheets of Owens & Minor, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Owens & Minor, Inc.

/s/ KPMG LLP

Richmond, Virginia

May 8, 2007